UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aber Diamond Corp.

(Name of Issuer)

Common Stock

(Title of Class Securities)

002893105

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s  initial filing on this form with respect to the subject class of securities,  and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be  deemed to be “filed” for the purpose of Section 18 of the Securities Exchange  Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see  the Notes).

CUSIP No.  002893105

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
M&G Investment Management Limited (“MAGIM”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)	☐
		(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United Kingdom, England

5.	Sole Voting Power
None

6.	Shared Voting Power
1,715,000

7.	Sole Dispositive Power
None

8.	Shared Dispositive Power
5,484,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,484,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.	Percent of Class Represented by Amount in Row (9)
9.45%

12.	Type of Reporting Person (See Instructions)
IA

Item 1(a).		Name of Issuer:

Aber Diamond Corp

Item 1(b).		Address of Issuer’s Principal Executive Offices:

181 University Avenue, Suite 1414
Toronto, ON M5H 3M7 Canada

Item 2(a).		Name of Person Filing:

		1.	M&G Investment Management Limited (“MAGIM”)

Item 2(b).		Address of Principal Business Office or, if None, Residence:

		1.	(MAGIM) Laurence Pountney Hill, London, England EC4R 0HH

Item 2(c).		Citizenship:

		1.	(MAGIM) United Kingdom

Item 2(d).		Title of Class of Securities:

Common Stock

Item 2(e).		CUSIP Number:

002893105

Item 3.		Type of Person:

(e) MAGIM is an investment advisor in accordance with s.240.13d-1(b)(1)(ii)(E)

Some of the securities covered by this report are owned legally by Vanguard precious Metals and Mining Fund, MAGIM’s investment advisory client. MAGIM has sole investment power and no voting power in these securities.

Item 4.		Ownership (at December 31, 2005)

	(a)	Amount beneficially owned: 5,484,400

	(b)	Percent of class: 9.45%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote: 1,715,000

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of: 5,484,400

Item 5.		Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006	M&G Investment Management Limited

/s/ Mark Thomas

Mark Thomas
Head of Group Funds

Signature